

Mail Stop 3561

March 6, 2017

Gregory N. Roberts
Chief Executive Officer
Cary Dickson
Chief Financial Officer
A-Mark Precious Metals, Inc.
429 Santa Monica Blvd., Suite 230
Santa Monica, CA 90401

> **Re:** **A-Mark Precious Metals, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2016**
> **Filed September 23, 2016**
> **File No. 001-36347**

Dear Messrs. Roberts and Dickson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Our business is heavily dependent on our credit facility, page 7

1. In future filings, please add disclosure about the risks inherent in the on-demand nature of your Trading Credit Facility.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

2. Where changes in various line items of the components of net income are due to more than one factor, for example, selling, general, and administrative expenses, please revise future filings to separately quantify each material factor affecting each line item, to the extent practicable.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Scott Rosenblum, Esq.